CAPPED LEVERAGED INDEX RETURN NOTES® WITH ABSOLUTE RETURN BUFFER (CAPPED LIRNs®)	Filed Pursuant to Rule 433 Registration No. 333-213265

Capped LIRNs® with Absolute Return Buffer Linked to the S&P 500® Index

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value
Hypothetical Redemption Amount per Unit
Hypothetical Total Rate of Return on the Notes
-100.00%
$2.000
-80.00%
-50.00%
$7.000
-30.00%
-30.00%
$9.000
-10.00%
  -20.00%(1)
$12.000
20.00%
-10.00%
$11.000
10.00%
-6.00%
$10.600
6.00%
-3.00%
$10.300
3.00%
  0.00%
$10.000
0.00%
2.00%
$10.230
2.30%
5.00%
$10.575
5.75%
10.00%
$11.150
11.50%
20.00%
$12.300
23.00%
30.00%
$13.450
34.50%
40.00%
$14.600
46.00%
50.00%
    $15.000(2)
50.00%
60.00%
$15.000
50.00%
80.00%
$15.000
80.00%
-100.00%
$2.000
-80.00%

Issuer	BofA Finance LLC ("BofA Finance")
Guarantor	Bank of America Corporation ("BAC")
Principal Amount	$10.00 per unit
Term	Approximately five years
Market Measure	The S&P 500® Index (Bloomberg symbol: "SPX")
Payout Profile at Maturity
  1.15-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value
  A positive return equal to the absolute value of the percentage decline in the level of the Index only if the Index does not decline by more than 20.00% (e.g., if the negative return of the Index is -5.00%, you will receive a positive return of +5.00%)
  1-to-1 downside exposure to decreases in the Market Measure beyond a 20.00% decline, with up to 80.00% of your principal at risk

Capped Value	[$14.50 to $15.50] per unit, a [45% to 55%] return over the principal amount, to be determined on the pricing date
Threshold Value	80% of the Starting Value of the Market Measure
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000152041219000905/bac-u76vqe9tl8ellefs_2297.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

  Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
  Your potential for a positive return based on the depreciation of the Market Measure is limited. The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value is 80.00% of the Starting Value, any positive return due to the depreciation of the Market Measure is limited to 20.00%. Any decline in the Ending Value from the Starting Value by more than 20.00% will result in a loss, rather than a positive return, on the notes. Your investment return based on any increase in the level of the Market Measure is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.
  Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes.  If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.
  The initial estimated value of the notes on the pricing date will be less than their public offering price.
  If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
  You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

(1) This hypothetical percentage change corresponds to the Threshold Value.

(2) The Redemption Amount per unit cannot exceed the hypothetical Capped Value.